Insider Trading Compliance Program:

Statement of Policies on Trading in Securities

To all Employees, Officers and Directors of Sequans Communications S.A.

Ladies and Gentlemen:

Attached is a copy of Sequans Communications’ Insider Trading Compliance Program Statement of Policies on Trading in Securities. These policies apply to all employees, officers, and directors of Sequans Communications.

As you will see from the attached Statement of Policies, the consequences of improper dealings in securities are devastating, both for the individual and for Sequans Communications. Please take a few minutes right now to read the Statement of Policies and then sign and return the attached copy of this letter to Sequans Communications’ Director of Human Resources, Sophie Jobert (sophie@sequans.com).

If you have any questions about the Statement of Policies or your personal situation, you are encouraged to call me. I can be reached at +33 1 70 72 16 04 or deborah@sequans.com.
Sincerely,

Deborah Choate
Chief Financial Officer

ACKNOWLEDGMENT

I acknowledge that I have read and understand and agree to comply with the Sequans Communications Statement of Policies on Trading in Securities, a copy of which was distributed with this letter.

Date:___________________________
Signature:_______________________
Name:__________________________
(Please print)

SEQUANS COMMUNICATIONS S.A.

Insider Trading Compliance Program:

Statement of Policies on Trading in Securities

Sequans Communications S.A. has adopted several policies on trading in securities of Sequans Communications S.A as well as the securities of publicly traded companies with whom we have a business relationship. These policies apply equally to directors and employees of Sequans Communications S.A. and of any additional companies at such time as they are owned by Sequans Communications S.A. (all of which are referred to collectively for convenience as “Sequans Communications” or the “Company”). Please read this document carefully.

Policy Statement No. 1: (“Insider Trading”)	No member of the Board of Directors, officer, consultant, contractor or employee of Sequans Communications, and no member of the immediate family or household of any such person or any entity affiliated with such person, who has any material non-public information relating to the Company or to any publicly-traded companies with whom the Company does business, may, directly or indirectly, buy or sell securities of the Company or such other companies, pass the information to others for use in trading in securities of the Company or such other companies, or otherwise attempt to take advantage of the information.

Policy Statement No. 2: (“Window Period”)	Members of the Board of Directors, officers, consultants, contractors and employees of Sequans Communications and any affiliated entity of such person may engage in transactions in Sequans Communications securities only during designated “window” periods unless (1) the transactions are made pursuant to an approved Rule 10b(5)-1 trading plan (a “Trading Plan”) or (2) the sales or dispositions are made in connection with the payment of the exercise price of any option or satisfaction of any tax obligation, withholding obligation or any other required deduction that arises in connection with any equity award granted by the Company. The “window” periods will generally open at the end of the second full trading day following the release of the Company’s quarterly and annual financial results, and close on the earlier of (i) the 10th calendar day of the third month of the Company’s quarter, or (ii) such other date as Sequans Communications shall specify.

Policy Statement No. 3: (“Pre-clearance”)	Members of the Board of Directors, officers, and certain designated employees (see Appendix A) of Sequans Communications may only engage in trades in the Company’s securities, even during the window periods, after obtaining prior clearance from the Chief Financial Officer or Chief Executive Officer, unless the trades are made pursuant to a pre-approved Trading Plan.

The Chief Executive Officer and Chief Financial Officer may not pre-clear their own stock trades.

Note: Members of the Board of Directors and officers, in addition, are subject to certain volume and other restrictions under Rule 144 of U.S. securities laws. At the time of sale, the director or officer will have to file a Form 144; this is generally handled by the broker making the sale.

Policy Statement No. 4: (“10b5-1 Trading Plans”)	Members of the Board of Directors, officers, consultants, contractors and employees of Sequans Communications may engage in stock sales in Sequans Communications securities pursuant to a pre-approved Trading Plan
Policy Statement No. 5: (“Speculative Transactions”)	No member of the Board of Directors, officer or employee of Sequans Communications or any entity affiliated with such person may, directly or indirectly, engage in any speculative transactions involving the Company’s securities, including short sales, trading in exchange listed options or hedging transactions that insulate the person from the full risks and rewards of ownership of securities of the Company. The Company also prohibits those persons from holding its securities in margin accounts or pledging them as collateral for loans absent prior approval of certain pledges. The Company also strongly discourages short-term trading in the Company’s securities

Questions and Answers About Insider Trading, Window Periods and Pre-clearance

1.What are the consequences for violating the policy?

Although the Company may impose sanctions and discipline, up to and including termination, for failing to comply with these policies, U.S. securities laws provide far more draconian penalties. For individuals who trade on inside information, or tip information to others, the following penalties may apply:

•A jail term of up to twenty years;

•A civil penalty of up to three times the profit gained or loss avoided; and
•A criminal fine (no matter how small the profit) of up to $5 million.

While the authorities generally concentrate their efforts on the individuals who trade, or who tip information to others who trade, U.S. securities laws also impose potential liability on companies and “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. This can include civil penalties of up to the greater of $1 million or three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million.

2. Why do we need a written policy?

American Depositary Shares (“ADSs”) representing the Company’s ordinary shares trade on the New York Stock Exchange in the U.S. Both the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Congress are very concerned about maintaining the fairness and integrity of the U.S. securities markets. The securities laws are continually reviewed and amended to prevent people from taking unfair advantage of non-public information and to increase the punishment for those who do. These laws require companies that are publicly traded in the U.S. to have clear policies on insider trading. In addition, Sequans Communications takes seriously its goal of upholding very high standards of ethics and conduct. We wish to avoid even the appearance of improper conduct on the part of anyone employed by, or associated with, the Company. We have worked hard to establish a reputation for integrity and ethical conduct and cannot afford to have it damaged. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

3. What is “material information”?

Material information is any information that a reasonable investor would consider important in deciding to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of the securities, whether positive or negative, should be considered material. It can be information about the Company or about a company with which we do business. Common examples of material information are:

Projections of future earnings or losses or other earnings guidance
Earnings that are inconsistent with the consensus expectations of the investment community
A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets
A change in management
Major events regarding the Company’s securities, including a potential stock split or proposed offering of equity or debt securities
New marketing or business announcements of a significant nature
Development of a significant new product or service
The gain or loss of a significant customer or business partner
A change in auditors or notification that the auditor’s reports may no longer be relied upon
Severe financial liquidity problems
Pending or threatened significant litigation, or the resolution of such litigation

A significant change in the Company’s pricing or cost structure

There is no bright-line standard for assessing materiality; rather materiality is based on an assessment of all the facts and circumstances, and it is often evaluated by enforcement authorities with the benefit of hindsight. Because trading that receives scrutiny will be evaluated after the fact and with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

4. When is information “nonpublic”?

Information that has not been disclosed to the public is generally considered to be nonpublic information. One common misperception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release issued by the Company or made in an appropriate disclosure filing with the SEC) and the investing public has had time to absorb the information fully.

5. When do the trading window periods begin and end?

The trading window periods will generally open at the end of the second full trading day following the day Sequans Communications has publicly released quarterly financial results for the first, second and third fiscal quarters and annual financial results for the entire fiscal year. For example, if Sequans Communications announced results during the business day on Thursday, the trading window will begin at the end of market trading on Monday. Each of the periods ends on the earlier of (i) the 10th calendar day of the third month of Sequans Communications’ quarter, or (ii) such other date as Sequans Communications may specify. You will be notified of the exact dates for a given quarter by email.

6. Are there any exceptions?

Unfortunately, the SEC and the U.S. courts do not recognize any exceptions to the insider trading rules, even the need to raise immediate cash for personal emergencies such as medical expenses. The policies do not, however, apply to exercises of outstanding options (but do apply to any sales of any ADSs representing shares so purchased or to a cashless exercise of outstanding options through a broker, as this entails selling a portion of the underlying shares of ADSs to cover the costs of the exercise) or to any transactions in which the employee has no control over the timing (such as any exchange of shares pursuant to a merger). The policies also do not apply to any private transactions where there is no real transfer of ownership, such as the transfer of securities into trusts, or any gift transactions. In addition, the policies regarding trading window periods and pre-clearance do not apply to transactions made pursuant to a pre-approved Trading Plan, which is discussed in further detail below, or made in connection with the payment of the exercise price of any stock option or satisfaction of any tax obligation, withholding obligation or any other required deduction that arises in connection with any equity award granted by the Company.

7. Are trades during the trading window periods presumptively OK?

No. Any individual who is actually aware of material non-public information should never trade until the public disclosure is made, even during the trading window periods, unless the trades are made pursuant to a Trading Plan. From time to time we may declare a special “blackout period” and prohibit trading due to material non-public information developments. Such “blackout periods,” however, would not apply to pre-approved Trading Plans.

That is why we have the additional pre-clearance requirement for members of the Board of Directors, executive officers and designated employees, who are most likely to be in possession of any material non-public information.
8. Do I need permission to trade in Sequans Communications securities?

Yes, if you are a member of the Board of Directors, and executive officers or a designated employee (see Appendix A), as these individuals are subject to the additional pre-clearance policy. Because not every member of the Board of Directors or officer will be aware at all times of any material non-public information, the pre-clearance procedure is needed to ensure that no trades are inadvertently made by those persons prior to public disclosure of this material information. In addition, when requesting pre-clearance, we ask that you notify us of the proposed date of the trade and the number of shares or ADSs to be traded, and to make sure that you make the request at least two business days prior to the date that you propose to trade.

9. What can I tell my family members and friends?

You are responsible for ensuring that family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents, children or siblings who consult with you before they trade in the Company’s securities, comply with these policies. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities. The SEC and the U.S. courts often view people in the same household as a “unit” and impose penalties accordingly. In addition, any person who possesses material nonpublic information about the Company is an “insider” for so long as the information is not publicly known and must not pass that information on to others intentionally or unintentionally (“tipping”).

You should also be aware that trading in securities by anyone who received any material nonpublic information (including information in the form of a recommendation that they buy or sell securities, even if the exact item is not disclosed) from you, including your relatives, friends, doctor, lawyer or accountant, can result in liability for you, for them and for the Company. This is true whether you told them in the hopes they could trade and make some money, whether you were telling stories over a cocktail, or whether you thought they were under an obligation of confidence to you. It does not matter if you benefit personally from their trading. The U.S. courts are continually broadening this type of liability, resulting in substantial penalties. The SEC, the stock exchanges and FINRA (the Financial Industry Regulatory Authority) use sophisticated electronic surveillance techniques to uncover insider trading, and the SEC has imposed large penalties even when the disclosing person did not profit from the trading. You should exercise extreme discretion in making any disclosures.

Questions and Answers About 10b5-1 Trading Plans

1. What is an approved 10b5-1 trading plan?

A 10b5-1 trading plan is a contract, instruction or written plan for the purchase or sale of Sequans Communications securities that meets the requirements of SEC Rule 10b5-1 and is approved by our Chief Financial Officer or Chief Executive Officer. An “approved Rule 10b5-1 trading plan” is a plan that has been approved by the Company in writing as being in compliance with the Insider Trading Compliance Program (a “Trading Plan”).

2. What are Sequans Communications’ requirements for 10b5-1 trading plans?

Sequans Communications imposes some requirements on Trading Plans. These limitations are as follows:

•The Trading Plan must be in writing and signed by the person adopting the Trading Plan.

•The Trading Plan must be established at a time when you do not possess material non-public information about the Company.

•The Chief Financial Officer or Chief Executive Officer must approve that the Trading Plan is in compliance with the Insider Trading Compliance Program.

•Amendment or modification to the Trading Plan is permissible so long as the amendment or modification is approved by the Chief Financial Officer or Chief Executive Officer; provided, however, any such amendment or modification may not become effective until thirty (30) days has elapsed from the time the amendment or modification to the plan was submitted to our Chief Financial Officer or Chief Executive Officer for approval.

•The first trade made pursuant to the Trading Plan may take place no less than thirty (30) days after adoption of the plan, or any amendment or modification to the plan.

•The Trading Plan must specify a fixed number of ADSs or shares to be purchased or sold, or specify or set a formula for the amount of ADSs or shares to be purchased or sold, the dates on which the ADSs or shares are to be purchased or sold, and the prices (which can be the market price) at which the ADSs or shares are to be purchased or sold.

•Alternatively, a Trading Plan can be adopted that completely delegates to another independent person who is free of any inside information (e.g., a stockbroker) complete discretion, without any influence whatsoever by the person adopting the plan, over the authority as to how, when and whether to sell or purchase ADSs shares.

•Trades made under the Trading Plan must be executed by a stockbroker other than the stockbroker that executes trades in other securities for the person adopting the Trading Plan, and the person adopting the Trading Plan acknowledges that, during the term of the Trading Plan, he or she may not confer with the stockbroker executing trades under the Trading Plan regarding Sequans Communications or its securities.

3. What actions are necessary to adopt a plan?

You must provide the proposed 10b5-1 trading plan to the Chief Financial Officer or Chief Executive Officer for confirmation that the proposed plan meets the requirements described in this Statement. It must meet the requirements described in this Statement. Once you obtain Sequans Communications’ approval, you must sign and deliver the Trading Plan to your stockbroker. The Trading Plan must also be filed with the Chief Financial Officer or Chief Executive Officer of Sequans Communications.

Sequans Communications will not review Trading Plans for compliance with Rule 10b5-1, but only for compliance with its internal requirements. You remain individually responsible for compliance with all applicable laws, rules and regulations on insider trading and remain subject to disciplinary action for any violations, regardless of whether a Trading Plan has been adopted.

Sequans Communications strongly recommends that you consult with outside experts before adopting a Trading Plan.

4. I am subject to the trading window period and it is currently closed. May I adopt a Trading Plan while the window is closed?

Trading Plans must be established at a time when you are not in possession of material non-public information. Although there is no specific prohibition on adopting a Trading Plan during a closed trading window, you should carefully consider whether you are in possession of material non-public information. In addition, the first trading under the plan may not occur until 30 days after its adoption.

5. Can I trade outside the Trading Plan?

Yes. You may sell or purchase Sequans Communications securities outside the Trading Plan if such trades are pre-cleared and made during the open window periods and otherwise made in accordance with the Company’s trading policy and applicable law. However, trades outside of the Trading Plan will not have the benefit of a trading plan affirmative defense and must not hedge trades made under the Trading Plan. Furthermore, making trades outside of the plan, especially multiple trades, may suggest that you are trading on material nonpublic information and may weaken the defense for ADSs or shares sold under an established Trading Plan.

6. Will my Trading Plan be publicly disclosed?

It is not currently required that your Trading Plan be publicly disclosed when adopted but the SEC has considered proposed rules to require disclosure of such arrangements. Furthermore, the Company may choose to disclose certain information about your plan and trades in its reports filed with the SEC or otherwise if it feels such disclosure is appropriate for investors.

7. Can I terminate the Trading Plan?

Yes. You may terminate your Trading Plan at any time so long as you promptly provide written notice to the Chief Financial Officer or Chief Executive Officer of Sequans Communications. Note that if you terminate the plan, Sequans Communications will not approve a new Trading Plan for ninety (90) days post termination. You may also want to consider whether your Trading Plan should provide for automatic suspension or termination upon certain events (e.g., an insider’s death or bankruptcy, the announcement of a tender offer for Sequans Communications stock, or a merger).

If you choose to terminate your Trading Plan prior to its expiration date, we encourage you to consider not trading in the Company’s securities for at least ninety (90) days after termination, to help reduce any appearance that you terminated the Trading Plan and subsequently traded because you learned of material nonpublic information.

Questions and Answers About Speculative Transactions

1. What are “speculative transactions” and why shouldn’t I do them?

Certain speculative transactions are of concern not only because of insider trading considerations, but also because of the appearance created by the transaction and the potential repercussions that the transactions may have with investors, regulators and others. Speculative transactions include types of transactions that are commonly viewed as a form of “betting” against the Company or transactions that have the potential to create the wrong focus or send the wrong message. Directors, officers and employees are therefore prohibited from engaging in any short sales of the Company’s shares or ADSs (where you sell securities you do not currently own, in the hope that by the time you have to deliver the market price will have declined) because short sales have the potential to signal to the market that the seller lacks confidence in the Company’s prospects and may reduce the seller’s initiative to improve Company performance. Similarly, given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities on any exchange or in any other organized market are also prohibited by this policy.

In addition, hedging or monetization transactions are prohibited. These transactions can be accomplished through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own securities of the Company obtained through option or other equity awards or otherwise, but without the full risks and rewards of ownership. When this occurs, the person may no longer have the same objectives as the Company’s other security holders.

The Company believes that speculative transactions in Sequans Communications securities such as these reflect badly on the Company.

Securities held in a margin account or pledged as collateral for loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging securities as collateral for a loan. An exception to this prohibition may be granted where you wish to pledge securities as collateral for a loan (not including margin debt) and can clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. If you wish to pledge Company securities as collateral for a loan, you must submit a request for approval by our Chief Financial Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

2. Am I supposed to hold any stock that I purchase for a particular period of time?
As a general rule, the Company encourages all employees to hold any securities that they purchase in the open market (i.e., not including shares purchased upon exercise of an employee stock option) for at least six months
.
Post-Termination Transactions

These policies continue to apply to transactions in the Company’s securities even after termination of service to the Company. If you are aware of material nonpublic information when you terminate employment or service, you may not trade in the Company’s securities until that information has become public or is no longer material.

Where to go for additional information

Your compliance with these policies is extremely important both for you and the Company. Any person who has any questions about specific transactions or trading plans may obtain additional information from our Chief Financial Officer. Note that the ultimate responsibility for adhering to these policies, however, rests with you. Use your best judgment and act with the Company’s best interests, as well as your own, in mind.

As with all other Sequans Communications policies, officers, directors and certain designated employees must exercise their best judgment and act with the best interests of Sequans Communications in mind.

As adopted on May 1, 2018

APPENDIX A

Name	Position/Department
Georges KARAM	Chairman, CEO
Wes CUMMINS	Director
Hubert DE PESQUIDOUX	Director
Yves MAITRE	Director
Maria MARCED	Director
Richard NOTTENBURG	Director
Dominique PITTELOUD	Director
Zvi SLONIMSKY	Director
Deborah CHOATE	CFO
Bertrand DEBRAY	BU-BBIOT
Louis CHUANG	BU-MIOT
Danny KEDAR	COO
Nick TALUJA	VP WW Sales & Support
VP Engineering
VP Marketing
VP Key Accounts & Carrier Mgt
Sales
[detailed list of restricted positions updated quarterly]	Customer support
BU-BBIOT
BU-MIOT
Engineering
Key Accounts & Carrier Mgt
Operations
Finance
Information Systems
Human Resource
Marketing Communications
Investor Relations
Executive Assistant
Office Assistant
Office Manager